Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Legend Biotech Corporation for the registration of 8,834,742 ordinary shares represented by up to 4,417,371 American Depository Shares and to the incorporation by reference therein of our report dated March 31, 2022 (except for the effects on the consolidated financial statements of the correction of an error, as to which the date is February 17, 2023), with respect to the consolidated financial statements of Legend Biotech Corporation included in its Annual Report (Form 20-F) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP
Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China May 26, 2023